PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended October 31, 2005

Dated December 19, 2005

The selected financial information set out below and certain comments which follow are based on and derived from the unaudited financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker") for the three and nine months ended October 31, 2005 and from the audited financial statements of Pacific Booker for the year ended January 31, 2005 and should be read in conjunction with them. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company actively exploring a copper / gold project in British Columbia. The Morrison & Hearne Hill properties are situated within the Babine Lake Porphyry Copper Belt north-east of Smithers, BC. The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM.

Overall Performance

Pacific Booker Minerals Inc. is continuing to advance the development of the Morrison property. The increase in precious metal prices and the declining reserves of copper and other metals have increased the appeal of resource stocks, and increased the ability of the Company to obtain financing to provide working capital for the on-going work programs.

During the quarter under discussion, the Company continued the Environmental Baseline studies. McElhanney Consulting Services Ltd. has collected water quality and stream hydrological information from key watersheds draining the proposed Tailings Pond Facility and minesite. A final report is expected in the next quarter.

The Company continued to review and obtain information for the Environmental Assessment process, and for the consultation process with First Nations. The Company also continued work with our consultants to complete the requirements of the Pre Feasibility / Feasibility studies.

Pacific Booker Minerals Inc. developed and submitted a "Draft Terms of Reference" to the British Columbia Environmental Assessment Office (BCEAO), for an Application for an Environmental Assessment Certificate, under the BC Environmental Assessment Act SBC 2002, Chapter 43, for the construction, operation, maintenance, decommissioning and reclamation of an open-pit mine at the Company's Morrison property. The October 14 application is in response to a Section 10(1)(c) order issued by the BCEAO stating that “the Project constitutes a reviewable project pursuant to Part 3 of the Reviewable Project Regulations (BC Reg 370/02) as the proposed new mineral mine will have an ore production capacity exceeding the threshold of 75,000 tonnes per year”. The final "Terms of Reference" document is being developed in consultation with government agencies, First Nations and the public. To view the "Draft Terms of Reference", please visit our website (www.pacificbooker.com), home page and reports section.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended October 31, 2005

The Directors have achieved significant progress in the review of the activities of the Company to assess the status of the Morrison Project as well as the strengths and weaknesses of the Company, and wish to update the Shareholders as follows:

1.

The Company will focus its attention on the Morrison deposit and will now call this the Morrison Copper/Gold Project. It has set a course to follow the Beacon Hill Consultants (1988) Ltd. and Knight Pi6sold Ltd. Mining Plan to develop the Morrison deposit. Further details are available on the Company’s website (See Project Description dated August 20th 2005 page 15 Section 6.3.2).

2.

The Directors met with consultants employed by the Company and reviewed the prefeasibilty / feasibility study reports to assess progress to date. These consultants, who have been involved with the project since 2002, will continue to provide the required expertise to enable the Company to fully develop the Morrison Copper/Gold Project.

3.

A metallurgical test program commenced on March 14, 2005 with a final metallurgical test-work report completed on October 10, 2005, by Process Research Associates. The data will be used to establish design criteria for the mill and concentrator plants.

4.

The Company is continuing to review the merits of the Hearne Hill property.

The Board is also pleased to announce that Mr. Tom Gegax has been appointed to a newly formed Advisory Committee of the Company. Mr. Gegax served as Chairman and CEO (head coach) of Tires Plus Stores for twenty-four years.

The Company has proceeded with the upgrade of the computer equipment as required and the directors have continued to define and examine their roles in the course of the Company’s progress toward the goal of bringing the Morrison property to production. The directors will continue to update our shareholders as to their intentions and results in the following quarters management discussions.

List of directors and officers

William Deeks

Chairman of the Board

Gregory R. Anderson

President & C.E.O

Michael F.K. Mews

Executive Director & C.F.O

John Plourde

Executive Director, Investor Relations

Erik Tornquist

Executive Director, Site Manager

Mark Gulbrandson

Executive Director

William F. Webster

Executive Director

Results of Operations

During the quarter under discussion, the Company announced a private placement, originally for 400,000 units (one share and one share purchase warrant, valid for a two year term) at a purchase price of $4.00. Subsequent to the end of the quarter, the Company amended the private placement to a total of 520,450 units for total proceeds of $2,081,800. With the proceeds, the Company has made the second payment to Falconbridge Limited (formerly Noranda) of $1 million as per the Company’s purchase agreement for the Morrison property. With this payment made, the Company has completed another necessary step in our development.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended October 31, 2005

The Company was also required to post an additional reclamation bond with the Province of British Columbia in the amount of $46,100 to secure any potential costs of recovery of the land after work is completed and to allow the Company to continue with additional exploration work.

For the quarter ended October 31, 2005, the Company incurred a net loss of $235,649 as compared to a net loss of $96,086 for the same period in 2004. The majority of the loss is the recording of the stock-based compensation expense in the amount of $108,835 and the offsetting contributed surplus in equity. This calculation creates a cost of granting options to employees and directors. The cost is added to our administration expenses according to the schedule by which the options can be exercised (12.5% (of total expense value for the shares granted) every 3 months) with the corresponding increase in the Company’s equity. Due to this item on our statement of operations, the loss incurred by the Company for the current quarter was approximately a 145% increase over the same period in the previous year. If the stock-based compensation expense amount was removed from the operating loss, the loss would show as $126,814, an increase of approximately 32% over the previous fiscal year. Part of the increase in expenses was due to the increase in investor relations fees of $15,701 (approximately 56% increase over the same period in the previous year), and increase in telephone of $1,814 (approximately 68% increase over the same period in the previous year) and travel of $3,694 (approximately 72% increase over the same period in the previous year) as the directors were active in financing. Also, office expenses were higher this quarter by $14,640 (approximately 681% increase over the same period in the previous year), due to the required update of small equipment and supplies associated with the computer upgrade. Expenditures were down in the following areas as compared to the same quarter in the previous year, Filing and transfer agent fees by $3,555, and Professional fees (accounting and legal fees) down by $8,590 (approximately 42% decrease). Although office expenses, including equipment depreciation, were up by 50% , the overall administration cost, excluding stock compensation expense, was only up by 32% overall.

For the nine month period, the Company incurred a net loss of $733,200 as compared to a net loss of $286,255 for the same period in 2004. The majority of the loss is the recording of the stock-based compensation expense in the amount of $309,386 and the offsetting contributed surplus in equity. Due to this item on our statement of operations, the loss incurred by the Company for the current year was an approximately 156% increase over the previous year. If the stock-based compensation expense amount was removed from the operating loss, the loss would show as $423,814, an increase of approximately 48% over the previous fiscal year. Also, at the same quarter end in the previous year, the Company had gained on the exchange of US dollars held, which reduced the loss for that period by $39,264, when, this year the Company has often received less when US dollars were exchanged due to the strength in the Canadian dollar, causing a loss on exchange in the amount of $22,583 for the current fiscal period. When this gain and loss on exchange is eliminated from the loss for the periods, the loss would have been $325,519 for last year as compared to $401,231 for the current year, an increase of approximately 23% in the current period. The majority of the increase in expenses are due to the increase in investor relations fees of $39,942 (approximately 52% increase over the same period in the previous year), and an increase in consulting fees of $34,179 (approximately 112% increase over the same period in the previous year). The increase in consulting fees is due to directors being more involved in the day to day administration of the Company.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended October 31, 2005

During the quarter under review, the Company incurred $257,506 in exploration & development expenditures on the Morrison & Hearne Hill properties compared to $202,620 exploration & development expenditures in the same quarter of 2004. Please see Note 5 in the interim financial statements for expenditures by item and area. Information on the field activities during the quarter can be found under the heading “Overall Performance”.

During the third quarter of 2005, the Company did not issue any shares. The Company granted 635,000 options to directors and employees of the Company on October 4th, at an exercise price of $4.00 per share valid for a five year period. During the same period in 2004, the Company completed a private placement for a total of 82,500 common shares issued for total proceeds of $330,000. The Company had also granted 676,000 options to directors and employees on October 13, 2004, of which 376,000 were cancelled when previous directors left the Company.

For details on outstanding options and warrants, see Note 7 in the October 31, 2005 financial statements.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles. The figures reported are all in Canadian dollars. US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded. Any gains or losses from the exchange of currencies is reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters. The second table following shows the same items on an accumulating basis per fiscal year.

for the three months ended	Total Revenue	(Income)Loss before other items	Net (Income)Loss
		Total	Per Share
January 31, 2004	$ 1,118	$ 151,275	$ 160,892	$ 0.03
April 30, 2004	$ 327	$ 91,792	$ 91,465	$ 0.02
July 31, 2004	$ 4,035	$ 102,739	$ 98,704	$ 0.02
October 31, 2004	$ 75	$ 96,161	$ 96,086	$ 0.02
January 31, 2005	$ 1,530	$ 368,034	$ 616,504	$ 0.11
April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
July 31, 2005	$ 1,895	$ 264,031	$ 262,136	$ 0.04
October 31, 2005	$ 6,032	$ 241,681	$ 235,649	$ 0.04

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended October 31, 2005

For the period ended	Total Revenue	Loss before other items	Net	Loss
		Total		Per Share
For the year ended January 31, 2004	$ 2,119	$ 318,625	$ 327,241	$ 0.06
for the three month period ended April 30, 2004	$ 327	$ 91,792	$ 91,465	$ 0.02
for the six month period ended July 31, 2004	$ 4,362	$ 194,531	$ 190,169	$ 0.03
for the nine month period ended October 31, 2004	$ 4,437	$ 290,692	$ 286,255	$ 0.05
For the year ended January 31, 2005	$ 5,967	$ 658,726	$ 902,759	$ 0.16
for the three month period ended April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
for the six month period ended July 31, 2005	$ 3,993	$ 501,544	$ 497,551	$ 0.08
for the nine month period ended October 31, 2005	$ 10,025	$ 743,225	$ 733,200	$ 0.12

Liquidity

The Company currently does not have a producing mineral property. The Company’s only source of funds has been from sale of common shares and revenue from the deposit of funds raised, and the reclamation bond interest. The exploration and development of deposits involve significant risks including commodity prices, project financing, permits and licences from various agencies in the Province of British Columbia and local political and economic developments.

At the end of the most recently completed quarter, the Company reported a net loss of $733,200 ($0.12 per share) compared to a net loss of $286,255 ($0.05 per share) for the same period ended October 31, 2004. The Company has continued to operate the administration of the company at a consistent cost to the shareholders.

The Company has a long term debt for the Morrison purchase allowing for the additional cash disbursements required by our agreement. The required payment due on or before October 19, 2005 has been made. Cash held at the end of the period was sufficient to meet our current payables and to continue with field work, and additional funding is in progress to ensure the Company’s continued operations and meeting of its obligations.

Pacific Booker has a lease for the rental premise in which the Company head office operates. It is a standard rental lease which expires in April 2006. Details on the financial obligations are detailed in our annual financial statements (Note 13). The lease for equipment has been paid in full.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies. By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any intention or obligation to update or revise these forward-looking statements.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended October 31, 2005

Related Party Transactions

Payments were made or incurred to company (current and former) directors for services provided in the course of normal business operations. Specifically, to C. Sampson, P.Eng, former President for consulting engineer’s services related to the property and for management activities; to J.P. Stevenson, former CEO for aboriginal, community and government relations consulting and field work on the properties; to E. Tornquist for project management services; to M. Mews for administrative and financial management services; and to J. Plourde and G. Anderson, for on-going shareholder relations and financing. Fees for these services amounted to $175,407 in the first three quarters of 2005 compared to $157,100 for the corresponding period in the previous fiscal year.

Also, payments were made to an accounting firm in which P.E. Munton, former CFO, is a partner for professional services in relation to the reporting requirements of the Company. Fees for these services amounted to $3,800 for the current year as compared to $16,300 for the same period in the previous year.

Outlook for 2005

Pacific Booker Minerals Inc., in consultation with Beacon Hill Consultants (1988) Ltd and Knight Piesold Ltd., has commenced a drill program to complete pit delineation and geotechnical drilling at the Morrison property. This drill program will also include geotechnical drilling for the waste disposal area and condemnation drilling. The information obtained from the drill program will be used to determine the geotechnical criteria for pit wall design, the waste disposal site design and mine plant foundation design. Twenty-four holes will be drilled for a total length of 3,685 metres plus 35 geotechnical test-pits will be excavated on the waste disposal site and plant site.

The Company has begun the geotechnical drill program at the waste disposal site and proposed mill site to determine plant design criteria. This work will include drilling 12 short drill holes and 35 test pits. Eight of the drill holes are designed to test the foundations of the waste retaining dam; two are designed to test the foundations for the plant site and the remaining two as wells to monitor the ground water. Standard Penetrometer Testing (SPT) is planned for overburden intervals and Packer Testing for rock foundations. Soil samples for laboratory geotechnical tests will also be collected from the SPT process. All drill holes are vertical except for one which will be an inclined hole. In the inclined hole, the drill core will be oriented, a procedure in which original directions and angles of the core are restored to the angles in which it was oriented in the ground. Total length of these holes is estimated to be 670m.

All of the drill holes will penetrate between 30 and 50 metres into the bedrock to provide proof that there is no significant ore at the proposed waste disposal site. Since the eight drill holes planned for the waste disposal site cover only a limited area, additional drilling and a geochemical and/or geophysical survey will be necessary to complete the condemnation (confirming the lack of ore) in the waste disposal site. The primary purpose of the test pits, depending on their location, will be to test waste dam, plant site or waste conveyor foundation and slope stability. Another purpose of the test pits is to determine locations of potential construction material – till, sand or gravel. The test pits will be photographed, logged and soil samples will be collected, with a limited selection of these samples to undergo laboratory analysis to determine their suitability as construction materials.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended October 31, 2005

Process Research Associates Ltd. has completed a metallurgical test-work program to establish a metallurgical database for the Morrison Project. The database will be used to establish design criteria in conjunction with other disciplines to determine mining and resource estimates. The findings of the report confirm earlier findings by International Metallurgical and Environmental Inc. A news release dated August 28, 2002, stated “Pacific Booker initiated preliminary metallurgical test work by International Metallurgical and Environmental Inc. on the three basic potential ore types: mineralized BFP, mineralized sediment and fracture filling clay carbonate altered zone. Initial results indicated that the metallurgical recoveries would be very similar to the recoveries achieved at the nearby Bell Mine.” The Process Research Associates Ltd. metallurgical report, is available on our website, www.pacificbooker.com

Pacific Booker Minerals Inc. owns 100% interest, subject to a final payment to Falconbridge, in the Morrison Property claims with no royalties on the NI 43-101 compliant resource.

Subsequent Event

The Company has completed the private placements announced on October 4th and amended November 22, with 520,450 shares issued December 12, 2005. The Company has not granted any additional options, or issued any other shares since the end of the quarter.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles. The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2003	$ 12,865,195	$ 588	$ 2,930	$ 302,320	$ 0.06
January 31, 2004	$ 13,649,952	$ -	$ 2,119	$ 327,241	$ 0.06
January 31, 2005	$ 18,945,079	$ 1,500,000	$ 5,967	$ 902,759	$ 0.16

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Noranda Inc. for 250,000 shares to be issued on commencement of commercial production on the Morrison property. The details on this transaction are disclosed in our annual financial statements (Note 3) and in our October 31, 2005 quarterly financial statements (Note 4).

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended October 31, 2005

Accounting Estimates and changes in policies

The Company has detailed it’s significant accounting policies in Note 2 and in Note 16 (re: US versus Canadian GAAP) of the annual financial statements.

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables shows the acquisition payments by claim for each of the last eight quarters.

	Hearne Hill	Morrison	Copper	CUB	Bingo	Total
as at October 31, 2003	$ 846,000	$ 140,000	$ 130,000	$ 120,000	$ 10,000	$ 1,246,000
to January 31, 2004	100,000				(10,000)	90,000
as at January 31, 2004	946,000	140,000	130,000	120,000	-	1,336,000
to April 30, 2004	-	-	-	-	-	-
to July 31, 2004	-	4,512,500	-	-	-	4,512,500
to October 31, 2004	-	-	-	-	-	-
to January 31, 2005	100,000	-	(130,000)	(120,000)	-	(150,000)
as at January 31, 2005	1,046,000	4,652,500	-	-	-	5,698,500
to April 30, 2005	-	180,000	-	-	-	180,000
to July 31, 2005	-	-	-	-	-	-
to October 31, 2005	-	-	-	-	-	-
as at October 31, 2005	1,046,000	4,832,500	-	-	-	5,878,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures for each of the last eight quarters on a per claim basis.

	Hearne Hill	Morrison	Bingo	Grants/Tax Credits	Total
as at October 31, 2003	$ 6,675,052	$ 5,691,387	$ 735	$ (746,660)	$ 11,620,514
to January 31, 2004	226	69,730	(735)	(100,000)	(30,779)
as at January 31, 2004	6,675,278	5,761,117	-	(846,660)	11,589,735
to April 30, 2004	92	122,216	-	-	122,308
to July 31, 2004	10,450	344,027	-	(5,086)	349,391
to October 31, 2004	12,031	190,589	-	-	202,620
to January 31, 2005	5,370	104,404	-	-	109,774
as at January 31, 2005	6,703,221	6,522,353	-	(851,746)	12,373,828
to April 30, 2005	64	368,103	-	-	368,167
to July 31, 2005	65	238,032	-	-	238,097
to October 31, 2005	1,054	256,452	-	(2,242)	255,264
as at to October 31, 2005	6,704,404	7,384,940	-	(853,988)	13,235,356

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended October 31, 2005

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating (Income)Loss	Deficit-ending	Total Equity
as at October 31, 2003	$ 16,866,929	$ 100,000	$ -	$ 166,349	$ 3,791,265	$ 13,175,664
to January 31, 2004	-	175,400	-	160,892	3,952,157	13,190,172
as at January 31, 2004	16,866,929	275,400	-	327,241
to April 30, 2004	1,285,000	24,600	-	91,465	4,043,622	14,408,307
to July 31, 2004	1,472,500	(300,000)	-	98,704	4,142,326	15,482,103
to October 31, 2004	330,000	-	-	96,086	4,238,412	15,716,017
to January 31, 2005	319,675	574,775	212,914	616,504	4,854,916	16,206,877
as at January 31, 2005	20,274,104	574,775	212,914	902,759
to April 30, 2005	1,126,200	(524,975)	106,457	235,415	5,090,331	16,679,144
to July 31, 2005	-	341,000	94,094	262,136	5,352,467	16,852,102
to October 31, 2005	-	1,184,800	108,835	235,649	5,588,116	17,910,088
As at October 31, 2005	21,400,304	1,575,600	522,300	733,200